UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41933

Haoxi Health Technology Limited

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

+86-10-13311587976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Haoxi Health Technology Limited (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”) in person at Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District, Beijing, China on December 8, 2025 at 10:00AM Eastern Time. Shareholders of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”) voted by proxy or at the meeting. Holders of 5,760,234 out of a total of 7,503,028 Class A Ordinary Shares issued and outstanding, and holders of 690,800 out of a total of 690,800 Class B Ordinary Shares issued and outstanding voted at the EGM in person or by proxy. More than one-third (1/3) of the Class A Ordinary Shares and Class B Ordinary Shares, voting together as a single class, entitled to vote at the EGM are represented in person or by proxy, and a quorum for the transaction of business was present at the Meeting. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to ten (10) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	The vote on the special resolution that, conditional upon the sole shareholder of the Class B ordinary shares of the Company consenting to the increase of the voting rights attached to each Class B ordinary share of the Company from ten (10) votes to thirty (30) votes on any and all matters on a poll at any general meeting of the Company (the “Change of Voting Power”), the Change of Voting Power be approved, was as follows:

For	Against	Abstain
12,602,421	65,813	0

Accordingly, the Change of Voting Power has been approved.

2.	The vote on the ordinary resolution that, the authorized share capital of the Company be increased FROM USD1,000,000 divided into (i) 300,000,000 Class A ordinary shares of USD0.0025 par value each and (ii) 100,000,000 Class B ordinary shares of USD0.0025 par value each, TO USD3,250,000 divided into (i) 1,200,000,000 Class A ordinary shares of USD0.0025 par value each and (ii) 100,000,000 Class B ordinary shares of USD0.0025 par value each with the creation of 900,000,000 Class A ordinary shares of USD0.0025 par value each (the “Pre-Consolidation Increase of Authorized Share Capital”) was as follows:

For	Against	Abstain
12,602,404	65,830	0

Accordingly, the Pre-Consolidation Increase of Authorized Share Capital has been approved.

3.	The vote on the special resolution that, conditional upon the sole shareholder of the Class B ordinary shares of the Company consenting to the Change of Voting Power in accordance with the fifth amended and restated memorandum and articles of association of the Company (the “Fifth M&A”) and subject to the passing of Resolutions 1 and 2, the Fifth M&A, be amended and restated by the deletion in their entirety and by the substitution in their place of the sixth amended and restated memorandum and articles of association (the “Sixth M&A”) to reflect, inter alia, the Change of Voting Power and the Pre-Consolidation Increase of Authorized Share Capital (the “Amendment to the Fifth M&A”) was as follows:

For	Against	Abstain
12,602,431	65,803	0

Accordingly, the Amendment to the Fifth M&A has been approved and adopted.

4.	The vote on the ordinary resolution that:

(a) conditional upon the approval of the Board in its sole discretion, with effect at any time after the conclusion of the Extraordinary Meeting and prior to November 15, 2026 as the Board may determine:

(i) all the issued and unissued Class A ordinary shares and Class B ordinary shares (together, the “Shares”), each of par value $0.0025 per share be consolidated by consolidating at a ratio of no less than two-for-one (2:1) and no more than of one-hundred-and-fifty-for-one (150:1), at any time prior to November 15, 2026, with the exact ratio to be set at a whole number within this range and the exact date to be set as determined by the Board in its sole discretion (the “Share Consolidation”);

(ii) no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(iii) any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and.

(b) the Board be authorized at its absolute and sole discretion to either (i) implement the Share Consolidation and determine the exact consolidation ratio and effective date of such Share Consolidation prior to November 15, 2026 or (ii) elect not to implement the Share Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion was as follows:

For	Against	Abstain
12,602,468	65,761	5

Accordingly, the Share Consolidation has been approved.

5.	The vote on the ordinary resolution that, conditional upon the Share Consolidation taking effect and the determination of the aggregate authorized share capital increase by the Board, the authorized share capital of the Company be increased FROM USD3,250,000 divided into 1,200,000,000 Class A ordinary shares of par value USD0.0025 each and 100,000,0000 Class B ordinary shares of par value USD0.0025 each TO an amount of up to a maximum of USD450,250,000 divided into 1,200,000,000 Class A ordinary shares and such number of Class B ordinary shares in the authorized share capital resulting from the Share Consolidation, each share with the then current par value as a result of the Share Consolidation (the “Post-Consolidation Increase of Authorized Share Capital”) was as follows:

For	Against	Abstain
12,602,363	65,871	0

Accordingly, the Post-Consolidation Increase of Authorized Share Capital has been approved.

6.	The vote on the special resolution that, conditional upon the effectiveness of the Share Consolidation and the Post-Consolidation Increase of Authorized Share Capital, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect, the Share Consolidation and the Post-Consolidation Increase of Authorized Share Capital (the “Further Amendment to the M&A”) was as follows:

For	Against	Abstain
12,602,361	65,826	47

Accordingly, the Further Amendment to the M&A has been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: December 10, 2025	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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